Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

July 24, 2019

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ashley Vroman-Lee

Re:	Destra Investment Trust, File Nos.: 333-167073; 811-22417 (the “Trust” or “Registrant”)

Dear Ms. Vroman-Lee:

The following responds to the comments you provided to us by telephone on July 1, 2019, in connection with your review of the post-effective amendment to the Trust’s registration statement filed on May 24, 2019 on Form N-1A (the “Registration Statement”).1 The Registration Statement was filed to register shares of a new portfolio of the Trust: Destra Granahan Small Cap Advantage Fund (the “Fund”).

Our responses follow your comments. The changes to the Trust’s disclosure discussed below will be reflected in an amendment to the Trust’s Registration Statement.

Prospectus

Cover

1.	Comment: Please include all material information missing from the Registration Statement in an amendment thereto and supplementally provide the Staff with the Fund’s completed fee table and expense example in response to this comment.

Response: The Registrant will include all material information missing from the Registration Statement in an amendment thereto and has attached as Appendix A to this correspondence a completed fee table and expense example for the Fund.

Section 1: Fund Summary

2.	Comment: Please confirm whether a line item for “Acquired Fund Fees and Expenses” should be included in the table entitled “Annual Fund Operating Expenses” on page 1 of the Fund’s prospectus, and if necessary, please include the line item in the Trust’s next amendment to the registration statement.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

A-1

Response: The Registrant confirms that a line item for “Acquired Fund Fees and Expenses” should not be included in the fee table for the Fund.

3.	Comment: Please disclose the dollar range of market capitalizations of issuers included in the Russell 2000® Growth Index in the first paragraph beneath the sub-section entitled “Principal Investment Strategies” on page 2 of the Fund’s prospectus.

Response: The Registrant will add the requested disclosure.

4.	Comment: Please include specific risk disclosure under the section entitled “Principal Risks” in relation to investments in the biotechnology, medical technology and information technology sectors, as described within the first bullet point beneath the fourth paragraph of the sub-section entitled “Principal Investment Strategies” on page 3 of the Fund’s prospectus.

Response: The Registrant will add disclosure regarding sector-specific investment risks within the sub-section entitled “Principal Risks” on page 3 of the Fund’s prospectus. The Registrant will also add the following sentence to the first bullet point beneath the fourth paragraph of the sub-section entitled “Principal Investment Strategies” on page 3 of the Fund’s prospectus:

The Fund’s investments in companies in the biotechnology, medical technology and information technology sectors are subject to substantial risks, which are described in “Health Care Sector Risk” and “Information Technology and Technology-Related Sectors Risk” below.

5.	Comment: Please clarify which “sleeves” are referenced in the following sentence within the fifth paragraph of the sub-section entitled “Principal Investment Strategies” on page 3 of the Fund’s prospectus:

The Sub-Adviser uses a sleeve-managed investment approach, whereby portfolio managers with distinct expertise manage separate portions of the Fund’s portfolio.

Please also clarify other references to “sleeves” as necessary throughout.

Response: The Registrant has revised the disclosure to remove this reference.

6.	Comment: The Staff notes that the Fund’s principal risks appear in alphabetical order. Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield and return. Please note that, after listing the most significant risks to the Fund, the Registrant may alphabetize the remaining risks. For further information, please see Division of Investment Management Director Dalia Blass’s speech to the Investment Company Institute on October 25, 2018.[2]

Response: The Registrant respectfully declines to make the requested change at this time but will take this comment under consideration. The Registrant notes that all of the risks disclosed in the Fund’s “Principal Risks” section are considered principal to the Fund.

7.	Comment: In addition to Comment #4 above, please include disclosure regarding sector-specific investment risks within the sub-section entitled “Principal Risks” on page 3 of the Fund’s prospectus. The Staff notes that similar disclosure is included in the sub-section entitled “Additional Information about the Fund – Principal Risks” on page 8 of the Fund’s prospectus.

Response: The Registrant will add disclosure regarding sector-specific investment risks within the sub-section entitled “Principal Risks” on page 3 of the Fund’s prospectus.

8.	Comment: The Staff notes that the description of “Non-U.S. Investments Risk” in the sub-section entitled “Principal Risks” on page 4 of the Fund’s prospectus states that the Fund may invest in, “non-U.S. dollar-denominated securities issued by companies organized and headquartered in foreign countries and/or doing significant business outside the United States.” Please disclose that the Fund may invest in such securities in the sub-section entitled “Principal Investment Strategies” beginning on page 2 of the Fund’s prospectus.

Response: The Registrant will add the following sentence to the second paragraph beneath the sub-section entitled “Principal Investment Strategies” on page 2 of the Fund’s prospectus:

The Fund’s investments may include investments in non-U.S. securities, and securities issued by companies organized or headquartered in foreign countries and/or doing significant business outside of the United States.

9.	Comment: The Staff notes that “Portfolio Turnover Risk” is included as a principal risk of the Fund. Please include in the sub-section entitled “Principal Investment Strategies” beginning on page 2 of the Fund’s prospectus disclosure that the Fund is actively-managed and which may result in high portfolio turnover rate.

Response: The Registrant will add the requested disclosure.

2 See Dalia Blass, Director, Division of Investment Management, U.S. Securities and Exchange Commission, Speech, Keynote Address—ICI Securities Law Developments Conference, Washington, D.C. (October 25, 2018).

Section 2: Additional Information About the Fund

10.	Comment: Per Item of 9 of Form N-1A, please include more robust disclosure regarding the Fund’s investment strategies and risks in the sub-sections entitled “Additional Information about the Fund – Principal Investment Strategies” and “Additional Information about the Fund – Principal Risks” beginning on pages 7 and 8, respectively, of the Fund’s prospectus.

Response: The Registrant will revise the disclosure as requested.

11.	Comment: The Staff notes that “Convertible Securities Risk” is included in the sub-section entitled “Additional Information about the Fund – Non-Principal Risks” on page 10 of the Fund’s prospectus. Please indicate whether the Fund will invest in contingent convertible securities (CoCos) and, if so, please add disclosure relating to the Fund’s investments in such securities.

Response: The Registrant confirms that the Fund will not invest in contingent convertible securities (CoCos).

Appendix B

12.	Comment: If the Registrant wishes to include the prior performance of accounts managed by the Sub-Adviser in Appendix B to the Fund’s prospectus, it must first file an amendment to the Registration Statement pursuant to Rule 485(a) of the Securities Act of 1933, as amended, that includes completed information in Appendix B.

Response: The Registrant confirms that it will file an amendment to the Registration Statement pursuant to Rule 485(a) of the Securities Act of 1933, as amended, which will include completed disclosure in Appendix B.

13.	Comment: (i) When completing the prior performance information included Appendix B to the Fund’s prospectus, please adjust prior account performance information only if such adjustment will cause a reduction in the prior account’s performance. Otherwise, please use actual prior account performance information.

(ii) Please also delete the word “higher” from the second sentence of the second paragraph beneath the heading “Prior Performance of Similarly-Advised Accounts” in Appendix B to the Fund’s prospectus.

Response: (i) The Registrant acknowledges the Staff’s comment.

(ii) The Registrant will delete the word “higher” from the second sentence of the second paragraph beneath the heading “Prior Performance of Similarly-Advised Accounts” in Appendix B to the Fund’s prospectus.

14.	Comment: Please disclose in Appendix B to the Fund’s prospectus that “composite” performance information includes the performance of all substantially similar accounts of the Sub-Adviser.

Response: The Registrant will add the requested disclosure.

Statement of Additional Information

15.	Comment: Please delete the following sentence of Investment Restriction #7 included on page 2 of the Fund’s statement of additional information:

The Fund, at any given time, may exceed 25% exposure to companies in the biotechnology, software/internet software, and machinery industries.

Please see the various publically available Staff statements regarding industry concentration requirements.

Response: The Registrant will delete the requested disclosure.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1109 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Benjamin McCulloch
Benjamin McCulloch

cc:	Jane Hong Shissler, Esq.

Joshua B. Deringer, Esq.

APPENDIX A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I
Management Fees	1.10%	1.10%
Distribution and Service (12b-1) Fees	0.25%	0.00%
Other Expenses[1]	0.64%	0.64%
Total Annual Fund Operating Expenses	1.99%	1.74%
Fee Waiver[2]	(0.24)%	(0.24)%
Total Annual Fund Operating Expenses After Fee Waiver	1.75%	1.50%

1.	“Other Expenses” are estimated for the current fiscal year.
2.	The Adviser has agreed to cap expenses such that the total annual fund operating expenses, excluding brokerage commissions and other trading expenses, taxes, interest, acquired fund fees and other extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of business), do not exceed 1.75%, and 1.50% of the Fund’s average daily net assets attributable to Class A shares and Class I shares, respectively. The arrangement will continue in effect until January 28, 2029, may be terminated or modified prior to that date only with the approval of the Fund’s Board of Trustees (“Board”) and will automatically continue in effect for successive twelve-month periods thereafter. Any fee waived and/or expense assumed by the Adviser pursuant to the arrangement is subject to recovery by the Adviser for up to three years from the date the fee was waived and/or expense assumed, but no reimbursement payment will be made by the Fund if such reimbursement results in the Fund exceeding an expense ratio equal to the Fund’s then-current expense caps or the expense caps that were in place at the time the fee was waived and/or expense assumed by the Adviser.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Redeemed		Not Redeemed
Share Class	1 year	3 years	1 year	3 years
Class A	$620	$976	$620	$976
Class I	$153	$474	$153	$474

This example does not reflect sales charges (loads) on reinvested dividends. If these sales charges (loads) were included, your costs would be higher.

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